Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199

WRITER'S DIRECT DIAL NUMBER: (617) 951-7439

April 22, 2024

VIA EDGAR

Ms. Alison White Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	Registrant:	Sterling Capital Funds
	File Nos.:	033-49098 and 811-06719
	Filing Type:	Schedule 14A Preliminary Proxy Statement
	Filing Date:	April 5, 2024

Dear Ms. White:

This letter is provided in response to oral comments provided to the undersigned by you on April 10, 2024 regarding your review of the Schedule 14A Preliminary Proxy Statement (the “Proxy Statement”) of Sterling Capital Funds (the “Registrant” or “Trust,” and each series thereof, a “Fund”) filed on April 5, 2024. The comments of the staff (the “Staff”) of the Securities and Exchange Commission and the Registrant’s responses are set forth below.

Comment 1:	Please explain why the Trust has elected to hold two special meetings of shareholders as opposed to a single meeting.

Response:	The Registrant plans on holding two shareholder meetings, the first to approve a new Investment Advisory Agreement (“New Agreement”) between the Trust and Sterling Capital Management LLC (“Sterling Capital”) and the second to elect Scott Haenni as a Trustee of the Board of each Fund. The Registrant believes that this approach may reduce the likelihood that intermediaries with authority to vote on “routine” matters such as the uncontested election of a trustee, but without authority to vote on “non-routine” matters such as the approval of the New Agreement, will be deemed present for purposes of the approval of the New Agreement. To the extent such intermediaries are deemed present at the meeting at which the New Agreement is considered, but are not entitled to vote those shares, their presence could make it unnecessarily difficult (and require additional solicitation time and expense) for each Fund to obtain the vote required to approve the New Agreement.

Comment 2:	In the “Introduction” section on page 11, please disclose the time at which each meeting will be held, as already provided in the letter on page 1.

Response:	The Registrant has made the requested change.

Comment 3:	Please add disclosure regarding the practical effect of “broker non-votes” on the outcome of each item.

Response:	The Registrant has made the requested change.

Comment 4:	To the extent that Sterling Capital manages any other fund not included in the Proxy Statement that has a similar investment objective to any of the funds included in the Proxy Statement, please disclose in the Proxy Statement the name of that fund, its size and its adviser fee rate.

Response:	The Registrant has confirmed with Sterling Capital that Sterling Capital does not manage any other funds that are not included in the Proxy Statement and that have a similar investment objective to any of the Funds included in the Proxy Statement.

Comment 5:	Under “Evaluation by the Board” on page 15, the Trust states: “In addition, the investment objectives and principal investment strategies of the Funds are expected to remain the same.” Please also include this statement in the Questions and Answers section on page 3.

Response:	The Registrant has made the requested change.

Comment 6:	Please include information responsive to Items 407(c)(2)(i), (v) and (vi) of Regulation S-K.

Response:	The Registrant has made the requested changes.

Comment 7:	In the “Required Vote” section on page 29 of the Proxy Statement, please explain what a “plurality” means.

Response:	The Registrant has made the requested change.

Comment 8:	Under “Shareholder Proposals” on page 33, please disclose any deadline for submitting shareholder proposals to a special meeting.

Response:	The Registrant has made the requested change.

Comment 9:	On the proxy cards, please use bold-faced type for the following statement: “In a case where the undersigned fails to designate a choice on the matter listed on the reverse side of this proxy card, the proxies will vote in favor of the matter at the First Meeting, and at any and all adjournments and postponements thereof.”

Response:	The Registrant has made the requested change.

Comment 10:	On the proxy card for the Second Meeting, please consider whether the card is required to include an instruction indicating that a security holder may withhold a vote for any nominee by lining through or otherwise striking out the name of the nominee.

Response:	The Registrant believes that the current proxy card complies with Rule 14a-4(b)(4), as it provides clear means for shareholders to withhold authority to vote for the sole trustee candidate.

If you have any further questions or comments, please do not hesitate to call me at (617) 951-7439.

Sincerely,

/s/ Thomas R. Hiller

Thomas R. Hiller